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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements
Filed Pursuant to Section 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
i2 Technologies, Inc.

(Name of Issuer)
Common Stock, $0.00025 par value per share

(Title of Class of Securities)
465754208

(CUSIP Number)
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer
JDA Software Group, Inc.
14400 N. 87th Street
Scottsdale, AZ 85260-3649
(480) 308-3000
Copies to:
Paul E. Hurdlow, P.C.
DLA Piper US LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-6875
(512) 457-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	565011103	Page	2	of	3

1	NAMES OF REPORTING PERSONS: JDA Software Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

None

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	565011103	Page	3	of	3
Item 1. Security and Issuer.
     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, JDA Software Group, Inc., a corporation organized under the laws of the State of Delaware (“JDA”) hereby amends its Schedule 13D Statement dated August 20, 2008, as amended by Amendment No. 1 dated August 22, 2008 (together and as amended, the “Schedule 13D”) relating to the Common Stock, par value $0.00025 per share (the “Common Stock”), of i2 Technologies, Inc., a Delaware corporation (“i2”), to report the termination of JDA effective December 3, 2008 as a beneficial owner of more than five percent of the Common Stock as more fully described in Item 4 herein.
Item 2. Identity and Background.
     This Amendment No. 2 is filed by JDA and the information contained herein supplements the information contained in the Schedule 13D.
     As a result of the transactions more fully described in Item 4 herein, as amended, JDA ceased to be the beneficial owner of more than five percent of the Common Stock of i2 as of December 3, 2008.
Item 4. Purpose of Transaction.
     As previously reported in the Schedule 13D, i2, JDA and Iceberg Acquisition Corp., a wholly-owned subsidiary of JDA (“Merger Sub”), entered into a definitive Agreement and Plan of Merger, dated as of August 10, 2008 (the “Merger Agreement”), and JDA and i2 entered into voting agreements (the “Voting Agreements”) with certain stockholders of i2 (the “Stockholders”). The Voting Agreements provided that the Stockholders would vote in favor of the Merger Agreement with respect to their 1,938,080 shares of the Common Stock outstanding, rights to acquire Common Stock and an aggregate of 107,943 shares of i2 Series B 2.5% Convertible Preferred Stock (which were convertible into 4,662,759 shares of Common Stock). Such shares represented on an as converted basis approximately 23.6% of the then outstanding Common Stock.
     On December 3, 2008, JDA received a notice from i2 terminating the Merger Agreement effective the same day. In accordance with the terms of the Voting Agreements, all the Voting Agreements terminated automatically on December 3, 2008 in connection with the Merger Agreement termination. As a result, JDA is no longer a beneficial owner of more than five percent of the Common Stock.
Item 5. Interest in Securities of the Issuer.
     a) — b) As of the filing date of this Amendment No. 2, as a result of the termination of the Voting Agreements, JDA is no longer a beneficial owner of more than five percent of the Common Stock.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 4, 2008

JDA Software Group, Inc.
/s/ Kristen L. Magnuson
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer